UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K/A (Amendment No. 1)

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____to _____

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

Explanatory Note

The Annual Report on Form 11-K of the Pfizer Savings Plan for the fiscal year ended December 31, 2013, filed on June 27, 2014 (the “Initial Report”), is amended by the filing of this Form 11-K/A Amendment No. 1 to the Initial Report for the sole purpose of adding the conformed signature of KPMG LLP on the Report of Independent Registered Public Accounting Firm and in Exhibit 23.1, Consent of Independent Registered Public Accounting Firm, which was inadvertently omitted from the Initial Report. For the convenience of the reader, this Form 11-K/A sets forth the Initial Report in its entirety.

Except as described above, no other amendments have been made to the Initial Report. This Form 11-K/A does not reflect events occurring after the filing of the Initial Report and does not modify or update the disclosures therein, except as specifically identified above.

PFIZER SAVINGS PLAN
DECEMBER 31, 2013 AND 2012

*Note:
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Pfizer Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan (Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2013, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 26, 2014

PFIZER SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2013 and 2012

	December 31,
(in thousands of dollars)	2013	2012

Assets:
Investments, at fair value:
Pfizer Inc. common stock	$1,939,071	$1,773,579
Zoetis Inc. common stock	8,780	-
Pfizer Inc. preferred stock	62,759	60,261
Common/collective trust funds	3,977,659	3,266,716
Mutual funds	3,046,080	2,833,280
T. Rowe Price Stable Value Fund	1,550,942	1,689,903
Total investments, at fair value	10,585,291	9,623,739

Receivables:
Participant contributions	8,628	72
Company contributions	19,071	14,171
Notes receivable from participants	77,051	83,062
Securities sold	5,012	1,192
Interest and other	46	44
Total receivables	109,808	98,541
Total assets	10,695,099	9,722,280

Liabilities:
Payable for securities purchased	-	2,864
Investment management fees payable	407	680
Other	84	174
Total liabilities	491	3,718

Net assets available for plan benefits before adjustment	10,694,608	9,718,562

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(35,970)	(94,630)

Net assets available for plan benefits	$10,658,638	$9,623,932

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2013 and 2012

	Year Ended December 31,
(in thousands of dollars)	2013	2012

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$1,749,025	$975,267
Pfizer Inc. common stock dividends	64,570	62,829
Pfizer Inc. preferred stock dividends	2,210	2,565
Interest income	48,222	55,594
Dividend income from other investments	29,221	60,239
Total investment income	1,893,248	1,156,494
Interest income from notes receivable from participants	3,397	3,821
Less: Investment management, redemption and loan fees	(1,026)	(1,218)
Net investment and interest income	1,895,619	1,159,097

Contributions:
Participant	362,487	370,614
Company	152,954	159,207
Total contributions	515,441	529,821

Total additions, net	2,411,060	1,696,424

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	862,298	860,056

Net increase	1,548,762	836,368

Transfers into Plan	140,095	7,506
Transfers out of Plan	(654,151)	-

Net assets available for plan benefits:
Beginning of year	9,623,932	8,787,564
End of year	$10,658,638	$9,623,932

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

1.     Description of the Plan

General

The Pfizer Savings Plan (the Plan) is a defined contribution retirement savings plan. Participation in the Plan is open to any employee of Pfizer Inc. (the Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers) and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of the Plan Sponsor monitors and reports on the selection and termination of the trustee, custodian, and investment managers, and on the investment activity and performance of the Plan.

Administrative Costs

In general, except for investment management fees associated with certain investment fund options, check fees and loan fees, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor and Participating Employers (collectively, the Company). The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options. However, beginning January 1, 2013, fees associated with loans and in-service withdrawals (for active participants) and check fees (for separated participants) were paid by participants.

Contributions

Participants may elect to make contributions up to 30% of eligible compensation (20% prior to January 1, 2013) on an after-tax basis and/or on a before-tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Any contributions, for which the participant does not provide investment direction, are invested in the Plan’s Qualified Default Investment Alternative (QDIA) fund, which is a Vanguard Target Retirement Trust Plus Fund based on the participant’s year of birth. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

The Plan includes a Roth 401(k) contribution option which allows participants to contribute after-tax dollars into a Roth 401(k) account within the Plan and allows for tax-free earnings on those contributions. If subsequent distributions are considered “qualified Roth distributions” under the Code, such distributions are not subject to taxes. Beginning on January 1, 2012, if a participant has contributions in the Plan that are immediately distributable as money that would be eligible to be rolled over to an individual retirement account, the participant may elect to convert those assets to after-tax Roth 401(k) contributions through the new Roth 401(k) In-Plan Conversion feature. A participant’s age will determine which contributions are eligible to satisfy these requirements.

Effective January 1, 2011, the Plan was amended to include a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. The RSC provides an additional annual employer-provided contribution based on age and service and is generally subject to a three-year cliff vesting period. In February 2013, the Company funded the RSC for Plan year 2012 in the amount of approximately $14.2 million. In February 2014, the Company funded the RSC for Plan year 2013 in the amount of approximately $15.9 million.

Participant Accounts and Vesting

Each participant's account is credited with the participant's contributions, allocations of the Company's matching contributions and Plan earnings/(losses). Depending on the investment options, some manager fees related to the investment may be deducted from the participant’s account. Allocations are based on participant earnings/(losses) or account balances, as defined in the Plan. Participants are immediately vested in the full value of their account (i.e., participant's and Company's matching contributions) other than the RSC. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. At December 31, 2013 and 2012, forfeited nonvested accounts available to reduce future employer contributions totaled approximately $4.6 million and $2.1 million, respectively.

Rollovers into Plan

Participants may elect to rollover one or more account balances from Pfizer sponsored or other qualified plans.

Investment Options

Nonparticipant-Directed Funds –

Pfizer Stock Match Fund	–
This fund invests Company matching contributions in the common stock of Pfizer Inc.

All Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund targets a cash position of 0.25% of the fund balance for purposes of liquidity. The cash position may vary day-to-day.

Pfizer Preferred Stock Fund	–
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan before the merger of that plan into the Plan. Dividends paid to the participants’ Pfizer Preferred Stock Fund accounts are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan. Transfers between funds may be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Contributions made by participants may subsequently be invested into a self-directed brokerage account.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

Generally, all U.S.-based employees of the Company are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by a unit not designated for participation in the Plan, or (iii) are otherwise eligible for another Company-sponsored savings plan.

Newly eligible participants who do not affirmatively enroll in the Plan within 31 days of hire or transfer into eligible employment are automatically enrolled at a 6% before-tax contribution rate. Contributions are invested in the Plan’s QDIA fund based on the participant’s year of birth.

On December 30, 2010, the Plan Sponsor completed an acquisition of Synbiotics Corporation. The Plan Sponsor froze active participation in the Synbiotics Corporation 401(k) Plan effective December 31, 2011 and the legacy Synbiotics employees became eligible to participate in the Plan effective January 1, 2012. Participant balances in the Synbiotics Corporation 401(k) Plan were transferred into the Plan in August 2012. See Note 3, Transfers Into and Out of the Plan, for additional information.

On October 28, 2011, the Plan Sponsor completed an acquisition of Icagen, Inc. The Plan Sponsor froze active participation in the Icagen, Inc. Savings Plan effective October 31, 2011 and the legacy Icagen employees became eligible to participate in the Plan effective November 1, 2011. Participant balances in the Icagen, Inc. Savings Plan were transferred into the Plan in August 2012. See Note 3, Transfers Into and Out of the Plan, for additional information.

On November 30, 2011, the Plan Sponsor completed an acquisition of Excaliard Pharmaceuticals, Inc. The Plan Sponsor froze active participation in the Excaliard Pharmaceuticals, Inc. 401(k) Plan effective February 29, 2012 and the legacy Excaliard employees became eligible to participate in the Plan effective March 1, 2012. Participant balances in the Excaliard Pharmaceuticals, Inc. 401(k) Plan were transferred into the Plan in January 2013. See Note 3, Transfers Into and Out of the Plan, for additional information.

On February 26, 2012, the Plan Sponsor completed an acquisition of Alacer Corp. Legacy Alacer employees became eligible to participate in the Plan effective January 1, 2013. Prior to that date, Alacer employees participated in the Alacer Corporation 401(k) Plan. Participant balances in Alacer Corporation 401(k) Plan were transferred into the Plan in January 2013. See Note 3, Transfers Into and Out of the Plan, for additional information.

On February 28, 2011, the Plan Sponsor completed an acquisition of King Pharmaceuticals. On December 31, 2013, the King Pharmaceuticals, Inc. 401(k) Retirement Plan was merged into the Plan. Legacy King employees became eligible to participate in the Plan effective January 1, 2014. Prior to that date, King employees participated in the King Pharmaceuticals, Inc. 401(k) Retirement Plan. Participant balances in King Pharmaceuticals, Inc. 401(k) Retirement Plan were transferred into the Plan in January 2014. See Note 3, Transfers Into and Out of the Plan, for additional information.

On June 24, 2013, the Plan sponsor completed the full disposition of its Animal Health business. The full disposition was completed through a series of steps, including, in the first quarter of 2013, the formation of Zoetis Inc. (Zoetis) and an initial public offering of an approximate 19.8% interest in Zoetis and, in the second quarter of 2013, an exchange offer for the remaining 80.2% interest. In connection with the exchange offer, Plan participants holding Pfizer common stock units within the Plan were offered the opportunity to exchange all or a portion of their Pfizer common stock units held in the Plan for units of Zoetis common stock under a new Zoetis Stock Fund within the Plan. In June 2014, actions were taken to eliminate the Zoetis Stock Fund. See Note 11, Subsequent Events, for additional information.

In July 2013, the Plan balances of Zoetis colleagues were transferred out of the Plan and into the Zoetis Savings Plan at which time the Zoetis colleagues ceased to be participants in the Plan. See Note 3, Transfers Into and Out of the Plan, for additional information.

Notes Receivable from Participants

Plan participants are permitted to borrow against their account balances. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The repayment period for primary residence loans converted into the Plan from the Pharmacia Savings Plan is 6 to 10 years. The interest rate on all loans is based on the prime rate plus 1%. Interest rates on outstanding loans ranged from 3.25% to 10.50% at December 31, 2013 and 2012.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the non-participant and participant-directed funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant. An additional 10% penalty tax may also apply.

Benefit Payments

Upon separation from service, retirement, or disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of their account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½. A participant whose account balance is $1,000 or less will receive his account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½. A non-spouse beneficiary generally may defer payment until December 31st of the year following the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid. For treatment on Form 5500 of benefits processed and approved for payment prior to December 31st but not yet paid as of that date, refer to Note 10, Reconciliation of Financial Statements to Form 5500.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The Stable Value fund represents investments in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs). The GICs, BICs, SICs, and SACs are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. See Note 6, Investment Contracts, for additional information.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock. The preferred stock may also be redeemed by Pfizer Inc. at a per-share equivalent stated value of $40.30. Pfizer Inc. preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and record keeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer Inc. preferred stock was valued at $78.87 per share and $64.58 per share at December 31, 2013 and 2012, respectively, based on the closing Pfizer Inc. common stock price of $30.63 per share and $25.08 per share on December 31, 2013 and 2012, respectively.

See Note 8, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock and Zoetis Inc. common stock, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments and the change in contract value of the fund holding investments in GICs, BICs, SICs, and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

3.     Transfers Into and Out of the Plan

Transfers into the Plan - 2012

In 2010, the Plan Sponsor completed an acquisition of Synbiotics Corporation. In August 2012, the net assets of the Synbiotics Corporation 401(k) Plan, in the amount of $3 million, were transferred into the Plan.

In 2011, the Plan Sponsor completed an acquisition of Icagen, Inc. In August 2012, the net assets of the Icagen, Inc. 401(k) Plan, in the amount of $4.1 million, were transferred into the Plan.

In 2012, a cash transfer in the amount of $346,000 received from the prior record keeper of the Wyeth Savings Plan representing uncashed participant benefit checks was transferred into the Plan.

Transfers into the Plan - 2013

In 2012, the Plan Sponsor completed an acquisition of Alacer Corp. In 2013, the net assets of the Alacer Corp. 401(k) Plan, in the amount of $4.3 million, were transferred into the Plan.

In 2011, the Plan Sponsor completed an acquisition of Excaliard Pharmaceuticals, Inc. In 2013, the net assets of the Excaliard 401(k) Plan, in the amount of $120,000 were transferred into the Plan.

In 2011, the Plan Sponsor completed an acquisition of King Pharmaceuticals, Inc. In 2013, the net assets of the King Pharmaceuticals, Inc. 401(k) Retirement Plan, in the amount of $135.7 million were transferred into the Plan.

Transfers out of the Plan - 2013

In 2013, the participant account balances of Zoetis employees, in the amount of $654.2 million, were transferred out of the Plan and into the Zoetis Savings Plan at which time the Zoetis employees ceased to be participants in the Plan.

4.     Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated October 22, 2013, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2010.

5.     Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits were as follows:

	December 31,
(thousands of dollars)	2013	2012

Pfizer Inc. common stock*	$1,939,071	$1,773,579
NTGI – S&P 500 Equity Index Fund – Lending	1,130,958	924,965
Fidelity Large Cap Growth Fund	892,534	734,371
Blackrock US Debt Index Fund K	404,989	508,647
Dodge & Cox International Stock Fund	599,416	503,388

*
Includes 38,091,320 nonparticipant-directed shares and 25,214,959 participant-directed shares at December 31, 2013 and 42,505,988 nonparticipant-directed shares and 28,210,892 participant-directed shares at December 31, 2012.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
(thousands of dollars)	2013	2012

Net appreciation in investments:
Pfizer Inc. common stock	$378,914	$246,898
Pfizer Inc. preferred stock	12,660	8,844
Mutual funds	812,373	387,954
Common/collective trust funds	545,078	331,571
	$1,749,025	$975,267

6.     Investment Contracts

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs, BICs, SICs, and SACs held directly. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2013 and 2012, the Plan held GICs with a contract value of approximately $399 million and $407 million, respectively, and SICs with a contract value of approximately $1.1 billion and $1.2 billion, respectively. The average portfolio yields for the years ended December 31, 2013 and 2012 were approximately 2.88% and 2.95% respectively. The crediting interest rates for the years ended December 31, 2013 and 2012 were approximately 3.00% and 3.17%, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan or collective trust fund and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" refers to withdrawals from the stable value fund which directly result from participant transactions allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the Plan. SICs consist of a portfolio of underlying assets owned by a benefit plan and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan's or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or a collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

7.     Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in the Pfizer Stock Match Fund and Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2013	2012

Net Assets:
Investments, at fair value:
Pfizer Inc. common stock	$1,166,737	$1,066,050
Pfizer Inc. preferred stock	62,759	60,261
Common/collective trust funds	6,992	11,289
Total investments	1,236,488	1,137,600
Receivables:
Employer contributions	3,225	-
Securities sold	2,675	1,025
Total receivables	5,900	1,025
Total assets	1,242,388	1,138,625
Liabilities:
Payable for securities purchased and other	-	2,867
Total liabilities	-	2,867
Net assets available for plan benefits	$1,242,388	$1,135,758

	Year Ended December 31,
(thousands of dollars)	2013	2012

Changes in Net Assets:
Investment income:
Net appreciation in investments	$231,935	$156,194
Pfizer Inc. common stock dividends	38,685	37,211
Pfizer Inc. preferred stock dividends	2,210	2,565
Interest and dividend income from other investments	14	15
Total investment income	272,844	195,985
Less: Investment management fees	(36)	(25)
Net investment and interest income	272,808	195,960
Contributions and other:
Company contributions	136,875	146,457
Benefits paid to participants	(111,339)	(101,513)
Transfers to participant-directed investments	(191,714)	(81,077)
Total contributions and other	(166,178)	(36,133)
Net increase	106,630	159,827

Net assets available for plan benefits:
Beginning of year	1,135,758	975,931
End of year	$1,242,388	$1,135,758

8.     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

(Thousands of Dollars)	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Common/Collective Trusts:
US Large Cap Equity	$-	$1,509,703	$-	$1,509,703
US Small/Mid Cap Equity	-	162,514	-	162,514
Fixed Income	-	642,901	-	642,901
Retirement Target Date	-	1,662,541	-	1,662,541
	-	3,977,659	-	3,977,659
Mutual Funds:
US Large Cap Equity	892,534	-	-	892,534
US Small/Mid Cap Equity	1,241,503	-	-	1,241,503
Non-US Equity	776,445	-	-	776,445
Self-directed BrokerageLink	135,598	-	-	135,598
	3,046,080	-	-	3,046,080
Synthetic Investment Contracts:
Investment Contracts	-	1,116,121	-	1,116,121
Wrapper Contracts	-	25,965	-	25,965
Guaranteed Investment Contracts	-	408,856	-	408,856
	-	1,550,942	-	1,550,942

Pfizer Inc. Common Stock	1,939,071	-	-	1,939,071
Zoetis Inc. Common Stock	8,780	-	-	8,780
Pfizer Inc. Preferred Stock	-	62,759	-	62,759

Total Investments at Fair Value	$4,993,931	$5,591,360	$-	$10,585,291

(Thousands of Dollars)	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Common/Collective Trusts:
US Large Cap Equity	$-	$924,965	$-	$924,965
US Small/Mid Cap Equity	-	100,767	-	100,767
Fixed Income	-	850,125	-	850,125
Retirement Target Date	-	1,390,859	-	1,390,859
	-	3,266,716	-	3,266,716
Mutual Funds:
US Large Cap Equity	1,046,760	-	-	1,046,760
US Small/Mid Cap Equity	979,453	-	-	979,453
Non-US Equity	682,965	-	-	682,965
Self-directed BrokerageLink	124,102	-	-	124,102
	2,833,280	-	-	2,833,280
Synthetic Investment Contracts:
Investment Contracts	-	1,188,170	-	1,188,170
Wrapper Contracts	-	69,265	-	69,265
Guaranteed Investment Contracts	-	432,468	-	432,468
	-	1,689,903	-	1,689,903

Pfizer Inc. Common Stock	1,773,579	-	-	1,773,579
Pfizer Inc. Preferred Stock	-	60,261	-	60,261

Total Investments at Fair Value	$4,606,859	$5,016,880	$-	$9,623,739

9.     Related-Party Transactions

The trustee of the Plan, Northern Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The record keeper of the Plan, Fidelity Management Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan Sponsor; therefore, these transactions qualify as party-in-interest transactions.

10.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in fixed income funds representing GICs and SICs are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2012 and expected to be filed for 2013:

	December 31,
(thousands of dollars)	2013	2012

Net assets available for plan benefits per the financial statements	$10,658,638	$9,623,932
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value	35,970	94,630
Amounts allocated to withdrawing participants	(1,140)	(2,871)
Deemed distributions	(1,972)	(2,190)
Net assets available for plan benefits per Form 5500	$10,691,496	$9,713,501

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2013	2012

Benefits paid to participants per the financial statements	$862,298	$860,056
Amounts allocated to withdrawing participants and deemed distributions at end of year	3,112	5,061
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(5,061)	(3,265)
Benefits paid to participants per Form 5500	$860,349	$861,852

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2013	2012

Net appreciation in investments per the financial statements	$1,749,025	$975,267
Adjustment of T.Rowe Price Stable Value Fund from contract value to fair value at end of year	35,970	94,630
Adjustment of T. Rowe Price Stable Value Fund from contract value to fair value at beginning of year	(94,630)	(83,449)
Net appreciation in investments per Form 5500	$1,690,635	$986,448

11.     Subsequent Events

Effective April 1, 2014, Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined at age 55 with 10 years of service or age 65), death, or disability, such participant may still receive the match.

At the close of business on June 25, 2014, the fiduciary and investment manager of the Zoetis Stock Fund, Evercore Trust Company, N.A. (Evercore), directed the Northern Trust Company, the Plan’s trustee, to liquidate the shares of Zoetis stock in the Zoetis Stock Fund. Once the sale of the Zoetis stock is completed, Evercore has directed Fidelity Management Trust Company, the Plan’s record keeper, to transfer the remaining assets in the Zoetis Stock Fund to each participant’s QDIA fund. This transaction is expected to be complete by July 7, 2014.

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 26, 2014, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

12.     Delinquent Participant Loan Repayments

During 2013, loan repayments for one participant in the amount of $100 were withheld from the participant’s paycheck, but not remitted to the Plan within the period prescribed by ERISA. Subsequently, the Company took corrective steps to transmit the funds to the participant’s account with adjustment for lost earnings and interest calculated in accordance with DOL correction procedures.  Moreover, the Company is taking all necessary steps to bring the Plan into compliance with ERISA including submitting the required Form 5330 and paying the related excise taxes.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4a-SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check here if Late Participant Loan Repayments are included: X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$100	—	—	—	$100*

* As noted above, the Required Form 5330 will be submitted with the payment of excise taxes for full compliance under the VFCP.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2013
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock			63,306,279	$1,210,836	$1,939,071
	Zoetis Inc. Common Stock	Common stock			286,592	5,081	8,780
	Total common stock					1,215,917	1,947,851

*	Pfizer Inc. Preferred Stock	Preferred stock			795	32,084	62,759

*	NTGI – S&P 500 Equity
	Index Fund – Lending	Collective trust fund			192,692	672,665	1,130,958
*	NTGI – Russell 2000
	Equity Index Fund – Lending	Collective trust fund			103,538	105,224	162,514
*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund			99,457,839	110,562	110,562
	Blackrock US Debt Index Fund K	Collective trust fund			13,134,012	349,474	404,989
	Blackrock US TIPS Index Fund K	Collective trust fund			9,889,884	119,934	127,350
	Robeco Large Cap Value Equity Fund	Collective trust fund			24,238,815	370,629	378,745
	Vanguard Target Retirement Income Trust Plus	Collective trust fund			8,119,054	249,594	285,708
	Vanguard Target Retirement 2015 Trust Plus	Collective trust fund			1,530,970	55,342	61,608
	Vanguard Target Retirement 2020 Trust Plus	Collective trust fund			10,496,996	331,656	425,492
	Vanguard Target Retirement 2025 Trust Plus	Collective trust fund			2,064,180	82,280	93,696
	Vanguard Target Retirement 2030 Trust Plus	Collective trust fund			10,096,779	319,374	431,589
	Vanguard Target Retirement 2035 Trust Plus	Collective trust fund			1,332,833	59,010	68,291
	Vanguard Target Retirement 2040 Trust Plus	Collective trust fund			5,519,873	179,820	248,773
	Vanguard Target Retirement 2045 Trust Plus	Collective trust fund			570,179	25,372	28,996
	Vanguard Target Retirement 2050 Trust Plus	Collective trust fund			257,354	10,503	12,190
	Vanguard Target Retirement 2055 Trust Plus	Collective trust fund			140,960	5,261	6,198
	Total common/collective trust funds					3,046,700	3,977,659

*	Fidelity Mid Cap Stock Fund	Mutual fund			11,877,307	364,973	478,219
*	Fidelity Large Cap Growth Fund	Mutual fund			7,397,746	728,160	892,534
*	Fidelity Low Price Stock Fund	Mutual fund			8,276,568	335,814	414,617
	T.Rowe Price Small Cap Stock Fund	Mutual fund			7,824,683	248,992	348,667
	Dodge & Cox International Stock Fund	Mutual fund			13,733,300	450,309	599,416
	Oppenheimer Developing Markets Fund I	Mutual fund			4,711,975	152,400	177,029
						2,280,648	2,910,482

*	Self-Directed Brokerage Account	Mutual fund					135,598
	Total mutual funds						3,046,080

	T. Rowe Price Stable Value Fund –
	Bank of America Contract #03-099	Synthetic investment contract	3.09%	**	380,060,143	380,060	388,902
	State Street Contract #96028	Synthetic investment contract	3.09%	**	366,585,220	366,585	375,113
	CDC Natixis Contract #WR-1828-01	Synthetic investment contract	3.09%	**	369,476,178	369,476	378,071

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2013
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

	Metropolitan Life Ins., Contract #32392	Guaranteed investment contract	3.29%	**	323,086,437	323,086	331,851
	MetLife Ins. Co. of CT, Contract #32558	Guaranteed investment contract	1.43%	9/2/2014	10,338,193	10,338	10,400
	Metropolitan Life Ins., Contract #29933	Guaranteed investment contract	5.94%	6/16/2014	13,770,911	13,771	14,100
	Metropolitan Life Ins., Contract #29892	Guaranteed investment contract	4.70%	3/15/2014	13,026,810	13,027	13,132
	New York Life, Contract #GA-34202-002	Guaranteed investment contract	2.60%	12/15/2015	10,000,000	10,012	10,359
	New York Life, Contract #GA-34202-003	Guaranteed investment contract	1.25%	10/31/2014	15,000,000	15,032	15,120
	Prudential Life Insurance, Contract #GA- 62132-211	Guaranteed investment contract	5.68%	6/16/2014	13,584,543	13,585	13,894
	Total					1,514,972	1,550,942

*	Notes receivable from participants	Interest Rates: 3.25% - 10.50%					77,051
		Maturity Dates: 2014 - 2026

	Total						$10,662,342

	* Party-in-interest as defined by ERISA
	** Open-ended maturity

	See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2013
(thousands of dollars)

					(h)
					Current
					value of
(a)	(b)	(c)	(d)	(g)	asset on	(i)
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

NTGI Collective Government Short- Term Investment Fund*	Common / Collective Trust (CCT) shares – 758 purchases	$961,632	$-	$961,632	$961,632	$-

NTGI Collective Government Short- Term Investment Fund*	CCT shares – 1,514 sales	-	968,739	968,739	968,739	-

Pfizer Inc.*	Common stock – 113 purchases	304,411	-	304,411	304,411	-

Pfizer Inc.*	Common stock – 415 sales	-	344,692	221,418	344,692	123,274

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN

By:	/s/ Brian McMahon

Brian McMahon Member, Savings Plan Committee

Date: June 26, 2014